U.S. SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2026

Commission File No.: 001-04192

(Translation of Registrant's name into English)

c/o Room 2302, 23/F, Oriental Center, 31 Wujiang Road, Shanghai, China 200041

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

EXPLANATORY NOTE

On July 12, 2026, Scully Royalty Ltd. (the “Company”) issued a press release (the “Press Release”) announcing that the Company’s Board of Directors adopted a Policy on Shareholder Reimbursements and Payments (the Policy”) on July 11, 2026, effective immediately. Copies of the Press Release and Policy are furnished herewith as Exhibit 99.1 and Exhibit 99.2, respectively, and are incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.
99.1	Press release issued by Scully Royalty Ltd. on July 12, 2026, titled “Scully Royalty Ltd. Board of Directors Adopts Policy Prohibiting Shareholder Reimbursements Without 75% Shareholder Approval”
99.2	Scully Royalty Ltd. Policy on Shareholder Reimbursements and Payments

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCULLY ROYALTY LTD.

By:	/s/ Michael J. Smith
Michael J. Smith
Executive Chairman and Director

Date: July 12, 2026